UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Nephros, Inc. (Name of Issuer)

Common Stock, $0.001 par value (Title of Class of Securities)

640671103 (CUSIP Number)

Kristopher M. Hansen, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2007 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 3 of 19 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW CREDIT OPPORTUNITY MASTER FUND LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [ ] b. [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

Cayman Islands

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,887,339 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,887,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,887,339

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

7.6%

14	Type of Reporting Person (See Instructions)

PN

Page 4 of 19 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW ASSET MANAGEMENT LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [ ] b. [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

Delaware

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 3,262,339 9 Sole Dispositive Power 0 10 Shared Dispositive Power 3,262,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,262,339

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

8.6%

14	Type of Reporting Person (See Instructions)

PN

Page 5 of 19 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [ ] b. [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

Delaware

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 3,262,339 9 Sole Dispositive Power 0 10 Shared Dispositive Power 3,262,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,262,339

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

8.6%

14	Type of Reporting Person (See Instructions)

OO

Page 6 of 19 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

KEVIN WYMAN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [ ] b. [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

United States

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 3,262,339 9 Sole Dispositive Power 0 10 Shared Dispositive Power 3,262,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,262,339

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

8.6%

14	Type of Reporting Person (See Instructions)

IN

Page 7 of 19 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

HOWARD GOLDEN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [ ] b. [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

United States

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 3,262,339 9 Sole Dispositive Power 0 10 Shared Dispositive Power 3,262,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,262,339

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

8.6%

14	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Interest

           This Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Nephros, Inc. (the "Company"), and is being filed on behalf of the Reporting Persons (as defined below). The address of the principal executive offices of the Company is 3960 Broadway, New York, New York 10032.

Item 2. Identity and Background

          (a), (f) This statement is filed by (i) Southpaw Credit Opportunity Master Fund LP, a Cayman Islands limited partnership ("Master Fund"), (ii) Southpaw Asset Management LP, a Delaware limited partnership ("Southpaw Management"), (iii) Southpaw Holdings LLC, a Delaware limited liability company ("Southpaw Holdings"), (iv) Kevin Wyman, a citizen of the United States, and (v) Howard Golden, a citizen of the United States (the persons mentioned in (i), (ii) (iii), (iv), and (v) are referred to as the "Reporting Persons").

          (b) The business address of each of the Reporting Persons is Four Greenwich Office Park, Greenwich, CT 06831.

          (c) Master Fund serves as a master fund investment vehicle for investments by Southpaw Credit Opportunity Fund (FTE) Ltd., a Cayman Islands exempted company, and Southpaw Credit Opportunity Partners LP, a Delaware limited partnership. Southpaw Management provides investment management services to private individuals and institutions, including Master Fund and the Managed Account (as defined below). Southpaw Holdings serves as the general partner of Southpaw Management. The principal occupation of Mr. Wyman and Mr. Golden is investment management.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

          The Reporting Persons obtained beneficial ownership of the securities covered by this statement pursuant to a Subscription Agreement, dated September 20, 2007 (the "Subscription Agreement"), between the Company and GPC 76 LLC (the "Managed Account"), and an Exchange Agreement, dated September 19, 2007 (the "Exchange Agreement"), between the Company and the holders of the Company's 6% Secured Convertible Notes due 2012 (the "Old Notes"), including Master Fund.

          Pursuant to the Subscription Agreement, on September 20, 2007, the Managed Account purchased a Series A 10% Secured Convertible Note due 2008 issued by the Company (a "Series A Note") having a principal amount of $176,500 (the "Managed Account Note"). The Managed Account purchased the Managed Account Note for $176,500 out of its general funds. The Managed Account's purchase of the Managed Account Note was part of a private placement by the Company of Series A Notes in which three other investors purchased Series A Notes having an aggregate principal amount of $12,500,000 (the "Private Placement").

          In connection with the Private Placement, the Company entered into the Exchange Agreement. Pursuant to the Exchange Agreement, on September 19, 2007, Master Fund received a new Series B 10% Secured Convertible Note due 2008 (a "Series B Note" and, together with the Series A Notes, the "Notes") in an aggregate principal amount of $2,038,461.54 million (the "Master Fund Note") in exchange for the principal and accrued but unpaid interest in an aggregate amount of approximately $2,157,651.10 million due under the Old Note held by Master Fund. In connection with the Private Placement and the transactions consummated pursuant to the Exchange Agreement (the "Closing"), the Company, the Managed Account, Master Fund and the other holders of Notes entered into an Investor Rights Agreement dated September 19, 2007 (the "Investor Rights Agreement").

          The principal and accrued interest due under each Series A Note is convertible into (i) shares of Common Stock at a conversion price per share of Common Stock equal to $0.706, and (ii) Class D Warrants (the "Warrants") for the purchase of shares of Common Stock in an amount equal to 50% of the number of shares of Common Stock issued upon conversion of the Series A Note. The exercise price for the Warrants is $0.90 per share of Common Stock, and the Warrants may be exercised at any time after issuance for a period of 5 years. The principal and accrued interest due under each Series B Note is convertible into shares of Common Stock at a conversion price per share of Common Stock equal to $0.706. All of the Notes will automatically convert on the twenty-first (21st) day after the Company sends or gives its stockholders a definitive Schedule 14C information statement relating to certain actions taken by stockholders of the issuer by written consent (the "Automatic Conversion Date"). Pursuant to the Subscription Agreement and the Exchange Agreement, the Company is obligated to file a preliminary Schedule 14C information statement with the Securities and Exchange Commission (the "Commission") no later than October 4, 2007 and to file a definitive Schedule 14C information statement (the "Definitive Schedule 14C") with the Commission no later than the second business day after receiving confirmation that the Commission has no further comments on the preliminary Schedule 14C information statement.

Item 4. Purpose of Transaction

          The Reporting Persons consider the acquisition and ownership of the Managed Account Note and the Master Fund Note, and the Common Stock and Warrants to be received upon the conversion thereof, to be an investment.

          In satisfaction of a condition to the Closing, four of the Company's seven directors, including the Company's Executive Chairman, resigned on September 19, 2007. Also on September 19, 2007, Arthur Amron, a Vice President and Assistant Secretary of Lambda Investors LLC ("Lambda"), one of the three other investors in the Series A Notes, and a Partner and the Secretary of Wexford Capital, LLC ("Wexford Capital"), managing member of Lambda, and Dr. Paul Mieyal, an employee of Wexford Capital, were appointed to the board of directors of the Company (the "Board") in satisfaction of a condition to the Closing. We understand from the Company that it currently plans to elect an additional director to increase its Board size to six members. Wexford Capital and Lambda will be involved in such election; however, it is expected that the person to be elected will not be an affiliate of Wexford Capital or Lambda.

          To permit the issuance of the Common Stock issuable upon the conversion of the Notes and the exercise of the Warrants (the "Subject Securities"), the Company is in the process of amending its Certificate of Incorporation to increase its number of authorized shares of Common Stock from 40,000,000 shares to 60,000,000 shares (the "Certificate Amendment"). As a condition to the Closing, the Company was required to obtain written consents of stockholders of the Company sufficient to approve the Certificate Amendment and the issuance of the Subject Securities; however, such written consents will not become effective until 20 days after the Definitive Schedule 14C is given or sent to the Company's stockholders. The Certificate Amendment is expected to become effective on or before the Automatic Conversion Date.

          As part of the Closing, the Company entered into a Registration Rights Agreement with the holders of the Notes (the "Registration Rights Agreement"), pursuant to which the Company agreed to register the Subject Securities for resale under the Securities Act of 1933. Pursuant to the Registration Rights Agreement, the Company is obligated to file a registration statement for such purpose within 60 days after the date on which the Definitive Schedule 14C is filed and to use its commercially reasonable best efforts to cause such registration statement to become effective within 180 days after the date on which the Definitive Schedule 14C is filed. The Company is obligated to pay all expenses in connection with such registration. If the Company is unable to register all of the Subject Securities on a single registration statement, the Company is obligated to file successive registration statements and cause such registration statements to become effective until all of the Subject Securities have been registered, all in accordance with the rules of the Commission.

          Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company (other than upon the conversion of the Notes or the exercise of the Warrants received by the Managed Account) or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to any of those enumerated above. However, the Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

          (a) As of October 17, 2007, the Managed Account is a direct beneficial owner of 375,000 shares of Common Stock of the Company (the "Master Account Shares"), which consists of (i) 250,000 shares of Common Stock that can be obtained by the Managed Account upon conversion of the principal amount of the Managed Account Note and (ii) 125,000 shares of Common Stock that can be obtained by the Managed Account upon exercise of the Warrants that the Managed Account will receive upon conversion of the principal amount of the Managed Account Note. The Managed Account Shares represent 1.0% of the Company's outstanding shares of Common Stock. As of October 17, 2007, Master Fund is a direct beneficial owner of 2,887,339 shares of Common Stock of the Company (the "Master Fund Shares" and, together with the Managed Account Shares, the "Shares") that can be obtained by Master Fund upon conversion of the Master Fund Note. The Master Fund Shares represent 7.6% of the Company's outstanding shares of Common Stock. Southpaw Management serves as the investment manager of the Managed Account and Master Fund and receives a performance-based and an asset-based fee for managing the investments of the Managed Account and Master Fund; Southpaw Holdings is the general partner of Southpaw Management and Mr. Wyman and Mr. Golden are principals of Southpaw Holdings. By reason of such relationships, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden may be deemed to be indirect beneficial owners of the Shares. The Shares represent 8.6 % of the Company's outstanding shares of Common Stock. The percentages of class specified above (and in the cover pages to this Statement) are calculated on the basis of 12,317,992 shares of Common Stock issued and outstanding as reported in the Company's Form 10-QSB filed with the Commission on August 13, 2007, increased by the aggregate number of shares issuable upon the conversion of the principal amount of all of the Notes and (except with regard to the calculation of Master Fund's percentage of beneficial ownership) the exercise of the Warrants that will be received by the Managed Account as a result of the conversion of the principal amount of the Managed Account Note (i.e., shares of Common Stock issuable upon the exercise of Warrants by other holders of Series A Notes have not been taken into account). The shares of Common Stock issuable upon the conversion of all of the Notes (as opposed to only the Managed Account Note and the Master Fund Note) have been taken into account notwithstanding Rule 13d-3(d)(1)(i) promulgated under the Act because all of the Notes will be converted on the Automatic Conversion Date. If the shares of Common Stock issuable upon conversion of the Notes other than the Managed Account Note and the Master Fund Note were not taken into account, the percent of class for the Managed Account would instead be 2.9%, for Master Fund would be 19.0% and for each other Reporting Person would be 20.9%.

          (b) Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden have the power to vote and dispose of the Shares. The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the Shares. Pursuant to Rule 13d-4, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden disclaim all such beneficial ownership.

          (c) Not Applicable.

          (d) Not Applicable.

          (e) Not Applicable.

          Pursuant to the Investor Rights Agreement and as further described in Item 6 below, the holders of the Notes other than Lambda have agreed to vote any shares of Common Stock or other voting securities of the Company held by them for the election (or removal if directed by Lambda) of two individuals nominated for election to the Board by Lambda. Each of such holders has granted Lambda an irrevocable proxy to vote such Common Stock or voting securities in connection with any vote on such matters. As a result of such rights, the Investor Rights Agreement may be deemed to create a group of which the Managed Account and Master Fund are members pursuant to Rule 13d-5 promulgated under the Act. If a group were to exist, based upon the conversion of the principal amount of the Notes the group would beneficially own 34,440,155 shares, representing a percent of class of 73.7%. Each of the Reporting Persons disclaims the existence of a group, and this Statement shall not be construed as an admission that a group exists.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Pursuant to the Subscription Agreement, the Company has agreed that at all times until the Investor Rights Agreement has terminated in accordance with its terms (the "Designation Period"), the Company will cause two individuals designated by Lambda (the individuals whom Lambda has so designated from time to time are referred to herein as the "Lambda Designees") to be members of the Board except to the extent that (i) Lambda otherwise consents in writing, or (ii) a member of the Board originally designated by Lambda resigns and Lambda has not yet designated a successor. Without limiting the generality of the Company's obligations, during the Designation Period the Company must cause the Lambda Designees to be elected or nominated to the Board, promptly remove any Lambda Designee from the Board upon the written direction of Lambda, and promptly elect or appoint any successor designated by Lambda having reasonably appropriate business experience and background to fill any vacancy caused by any Lambda Designee ceasing to be a member of the Board for any reason.

          Pursuant to the Investor Rights Agreement, the Company has agreed to take such corporate actions as may be required to, among other things, entitle Lambda to (i) nominate the Lambda Designees to the Board, (ii) nominate each successor to the Lambda Designees, provided that any successor shall have reasonably appropriate experience and background, and (iii) direct the removal from the Board of any director nominated under the foregoing clauses (i) or (ii). The holders of Notes have agreed to vote any shares of Common Stock or other voting securities of the Company held by them for the election (or removal if directed by Lambda) of the Lambda Designees and have granted Lambda an irrevocable proxy to vote such Common Stock or voting securities in connection with any vote on such matters. The Investor Rights Agreement will automatically terminate if Lambda no longer owns shares of Common Stock and securities representing the right to acquire shares of Common Stock upon conversion, exchange or exercise (including the Warrants held by Lambda, "Equity Securities") that in the aggregate represent at least 10% of the sum of the number of outstanding shares of Common Stock plus the number of shares of Common Stock issuable to Lambda upon the exercise of Equity Securities. The parties to the Investor Rights Agreement are the Company, Lambda, Enso Global Equities Master Partnership LP, 3V Capital Master Fund, Ltd., Distressed/High Yield Trading Opportunities, Ltd., Master Fund, Kudu Partners, L.P., LJHS Company, the Managed Account and Lewis P. Schneider.

          The disclosure concerning the Registration Rights Agreement contained in Item 4 is incorporated herein by reference. In addition, the Subscription Agreement, Registration Rights Agreement, the Master Fund Note, the Managed Account Note and form of Warrant attached to the Managed Account Note contain customary provisions relating to the transfer of the Master Fund Note, the Managed Account Note and the Subject Securities. The parties to the Registration Rights Agreement are the same as the parties to the Investor Rights Agreement.

          Except for the Subscription Agreement, the Investor Rights Agreement, the Registration Rights Agreement, the Managed Account Note and the Master Fund Note, none of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint venture, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of October 17, 2007, by and among the Reporting Persons.

2	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

3	Investor Rights Agreement dated as of September 19, 2007 by and among the Company, Lambda Investors LLC, 3V Capital Master Fund, Ltd., Distressed/High Yield Trading Opportunities, Ltd., Southpaw Credit Opportunity Master Fund LP, Kudu Partners, L.P., LJHS Company, Enso Global Equities Master Partnership LP, GPC 76 LLC and Lewis P. Schneider (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

4	Registration Rights Agreement dated as of September 19, 2007 by and among the Company, Lambda Investors LLC, 3V Capital Master Fund, Ltd., Distressed/High Yield Trading Opportunities, Ltd., Southpaw Credit Opportunity Master Fund LP, Kudu Partners, L.P., LJHS Company, Enso Global Equities Master Partnership LP, GPC 76 LLC and Lewis P. Schneider (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

5	Form of Series A 10% Convertible Secured Note due 2008 of the Company (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

6	Form of Series D Warrant of the Company (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

7	Form of Series B 10% Secured Convertible Note of the Company (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

8	Exchange Agreement, dated as of September 19, 2007, between the Company, Southpaw Credit Opportunity Master Fund LP, 3V Capital Master Fund, Ltd., Distressed/High Yield Trading Opportunities, Ltd., Kudu Partners, L.P. and LJHS Company (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 17, 2007

Southpaw Credit Opportunities Master Fund LP By: Southpaw GP LLC, its general partner By: /s/ Kevin Wyman Name: Kevin Wyman Title: Managing Member

Southpaw Asset Management LP By: Southpaw Holdings LLC, its general partner By: /s/ Kevin Wyman Name: Kevin Wyman Title: Managing Member

Southpaw Holdings, LLC By: /s/ Kevin Wyman Name: Kevin Wyman Title: Managing Member By: /s/ Kevin Wyman Kevin Wyman By: /s/ Howard Golden Howard Golden

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of October 17, 2007, by and among the Reporting Persons.

2	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

3	Investor Rights Agreement dated as of September 19, 2007 by and among the Company, Lambda Investors LLC, 3V Capital Master Fund, Ltd., Distressed/High Yield Trading Opportunities, Ltd., Southpaw Credit Opportunity Master Fund LP, Kudu Partners, L.P., LJHS Company, Enso Global Equities Master Partnership LP, GPC 76 LLC and Lewis P. Schneider (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

4	Registration Rights Agreement dated as of September 19, 2007 by and among the Company, Lambda Investors LLC, 3V Capital Master Fund, Ltd., Distressed/High Yield Trading Opportunities, Ltd., Southpaw Credit Opportunity Master Fund LP, Kudu Partners, L.P., LJHS Company, Enso Global Equities Master Partnership LP, GPC 76 LLC and Lewis P. Schneider (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

5	Form of Series A 10% Convertible Secured Note due 2008 of the Company (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

6	Form of Series D Warrant of the Company (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

7	Form of Series B 10% Secured Convertible Note of the Company (incorporated by Reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)

8	Exchange Agreement, dated as of September 19, 2007, between the Company, Southpaw Credit Opportunity Master Fund LP, 3V Capital Master Fund, Ltd., Distressed/High Yield Trading Opportunities, Ltd., Kudu Partners, L.P. and LJHS Company (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on September 25, 2007)